Exhibit 99.5

[PEMEX LOGO]                       CORPORATE MANAGEMENT FOR SOCIAL COMMUNICATION

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                             BULLETIN NO. 289/2003
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                                                               FECHA: 11/11/2003


      PEMEX PROVIDES THE SENATE WITH INFORMATION RELATED TO THE CSM BIDDING


     Today, PEMEX Exploration and Production gave Juan Jose Rodriguez Prats, President of the Mexican Senate Energy Commission information related to the seven bidding processes for the Multiple Service Contracts, including the contracts that shall be signed by the companies that win the public bids corresponding to the blocks Reynosa-Monterrey, Cuervitos and Mision.

     At the meeting held between PEMEX officials and members of the Mexican Senate Energy Commission, it was agreed that PEMEX will send the drawn agreements, which will be signed within the time frame set by the Public Works Law.

     Luis Ramirez Corzo, engineer and Director General of PEMEX Exploration and Production, highlighted the fact that the Multiple Service Contract plan will allow Petroleos Mexicanos to count on the financial resources, execution capability and technology necessary to develop the gas requirements during the next few years, and even become auto-sufficient at the medium term.

     He explained in detail that the Multiple Service Contract plan grew out of a serious and responsible process, in which specialists from different technical areas participated, fully conscious of the law to contribute to the development of the country.

     He pointed out that a profound juridical analysis was made during the period in which the plan was being designed, so that it would be totally in accordance with the standing Laws, and beneficial to the country and to the domestic oil industry.

     Ramirez Corzo reaffirmed his commitment to continue contributing to the information required by legislators concerning the CSM. This information is available to the general public on the Compranet website.


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